

January 18, 2024

Shaoke Li
Chief Executive Officer
DT Cloud Acquisition Corp
30 Orange Street
London, United Kingdom WC2H 7HF

> **Re: DT Cloud Acquisition Corp**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 19, 2023**
> **File No. 333-267184**

Dear Shaoke Li:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1. We note, on page 3 and elsewhere, that your have revised your disclosure to remove the prohibition on undertaking a business combination with an entity with a VIE structure. However, we note that your disclosure on page 26 still indicates that you are prohibited from doing such. Further, we note that your filing fee table still includes warrants and that other disclosure still references warrants, but you have made other changes which indicate you do not appear to be offering warrants any longer. Please revise your disclosure to ensure consistency throughout your registration statement.

Prospectus Summary, page 1

2. We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how,

if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance.

Recent PCAOB Developments, page 7

3. We note your reference to MOF on page 8. Please revise to define your abbreviations where the terms are first used.

We may not be able to complete an initial business combination with a U. S. target company..., page 31

4. We note that you have deleted your references to Infinity Star Holdings Limited and Mr. Xin Jin and their holdings in your sponsor Cloud Capital Corp. Please revise to add back the deleted disclosures.

Executive Officer and Director Compensation, page 106

5. We note your statement that "none of our officers and directors has received any cash compensation for services rendered to us." Please revise to clarify that your disclosure addresses all compensation awarded to, earned by, or paid to your officers and directors for the last completed fiscal year.

Principal Shareholders, page 112

6. We note that you have deleted your references to Infinity Star Holdings Limited's and Mr. Xin Jin's holdings in your sponsor Cloud Capital Corp. Please revise to add back the deleted disclosures.

Exhibits and Financial Statement Schedules, page II-2

7. We note you appear to have removed the warrants from the offering and changed the terms of the rights offering. Please file a revised fee table, as Exhibit 107, as required.

Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lawrence Venick, Esq.